ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-196326

June 18, 2014

National General Holdings Corp.

2,200,000 Shares of 7.50% Non-Cumulative Preferred Stock, Series A

This pricing term sheet supplements the information set forth under “Description of the Series A Preferred Stock” in the preliminary prospectus, subject to completion, dated June 13, 2014.

Issuer:	National General Holdings Corp.

Security:	7.50% Non-Cumulative Preferred Stock, Series A (the “Series A Preferred Stock”)

Size:	$55,000,000 (2,200,000 shares)

Over-allotment Option:	$8,250,000 (330,000 shares)

Term:	Perpetual

Liquidation Preference:	$25 per share

Dividend Rate (Non-Cumulative)	At a rate per annum equal to 7.50% from the date of issuance

Dividend Payment Dates:	15th day of January, April, July and October of each year, commencing on October 15, 2014

Redemption:	On and after July 15, 2019, the Series A Preferred Stock may be redeemed at National General Holdings Corp.’s option in whole or in part, at a redemption price equal to $25 per share, plus declared and unpaid dividends, if any, called for redemption for prior dividend periods, if any, plus accrued but unpaid dividends (whether or not declared) thereon for the then-current dividend period to, but excluding, the date of redemption, without accumulation of any other undeclared dividends. Holders of Series A Preferred Stock will not have the right to require the redemption or repurchase of the Series A Preferred Stock.

Trade Date:	June 18, 2014

Settlement Date:

June 25, 2014 (T+5)

Purchasers who wish to trade the Series A Preferred Stock on the date of pricing of the Series A Preferred Stock or the next succeeding business day will be required, by virtue of the fact that the Series A Preferred Stock initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Public Offering Price:	$25 per share of Series A Preferred Stock

Underwriting discounts and commissions	$0.7875 per share of Series A Preferred Stock

Net Proceeds (before expenses) to Issuer:	$53,267,500.00

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC

Co-Managers:	Keefe, Bruyette & Woods Inc. William Blair & Company, L.L.C JMP Securities LLC

Listing:	We have applied to list the shares of Series A Preferred Stock for trading on the NASDAQ Global Market.

CUSIP/ISIN:	636220 709 / US6362207093

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649 or UBS Securities LLC at 877-827-6444 (ext. 561-3884).